3000 John Deere Road, Toano, VA 23168 Phone: (757) 259-4280.● Fax (757) 259-7293 www.lumberliquidators.com

May 4, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cash
Branch Chief

Re:	Lumber Liquidators Holdings, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 1-33767

Dear Mr. Cash:

On behalf of Lumber Liquidators Holdings, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff with respect to the above captioned Form 10-K contained in the letter from John Cash to Daniel Terrell of the Company dated April 22, 2015.

For your convenience, the Company has repeated in bold type the comments and requests for additional information exactly as set forth in the April 22, 2015 comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Unless otherwise indicated, capitalized terms have the same meanings as set forth in the Company’s Form 10-K for the year ended December 31, 2014 (the “Form 10-K”). The Company has endeavored to respond fully to each of the staff’s comments.

Item 1. Business, page 2

Our Direct Sourcing Model, page 3

1.	Based on your response to prior comment one, please revise your disclosure that “…[y]our own quality control and assurance teams are on-site at certain mills, coordinating inspection and assurance procedures” to include the following additional information:

•	Clarify the fact that you use both your own quality control and assurance teams as well as third-party resources;

•	Disclose the fact that you or third-party resources perform on-site inspections rather than indicating that your own quality control and assurance teams are on-site;
•	Clarify what regions you maintain quality control and assurance teams and indicate whether they are your own teams or third-party resources; and
•	Clarify the nature of the inspection and assurance procedures performed by these teams. This disclosure should provide, by region, insight into the average number of times a mill is visited and the length of time spend during each visit.

Response: The Company advises that, in its Form 10-Q for the quarter ended March 31, 2015, it clarified, as applicable, certain aspects of its quality control and assurance processes, in particular as they relate to Asia and China.

In future annual filings, the Company intends to fully clarify and/or disclose the information noted in the first three bullets above. With respect to the fourth bullet, the Company does not track the average number of times a mill is visited and the length of time spent during each visit. However, in future annual filings, the Company intends to clarify the nature of the inspection and assurance procedures performed by these teams, including how those resources are allocated among the domestic and international mills utilized by the Company.

Net Sales and Gross Profit and Gross Margin, pages 33 and 34

2.	We have read your response to prior comment four. Please confirm that, in a manner similar to what you intend to disclose for gross margin, you revise your disclosures to quantify the impact of individual factors driving changes in average sales.

Response: The Company advises that it does not currently quantify the impact of individual factors driving changes in its average sale. The Company does prepare certain reports to identify factors which impact its average sale, such as sales mix and levels of ad-hoc discounting, in order to be able to disclose what it reasonably believes are the key drivers of the change in its average sale. Currently, these reports are not translated into quantifiable drivers of the change in average sale that can accurately be disclosed. In future filings, the Company will continue to identify factors driving material changes in its average sale, and will attempt to quantify those factors, if possible, to the extent material.

Notes to Consolidated Financial Statements

General

3.	We note your response to prior comment eight. We note that you intend to present aggregated sales information for your solid and engineered hardwood as well as for your bamboo, cork and vinyl plank products. Given the differences you have identified regarding these types of products in your business section, including their production, installation and warranties, it appears that further disaggregation of these products is warranted.

Response: The Company believes it continues to be appropriate to aggregate solid and engineered hardwood in its disclosure as these two merchandise categories have similar characteristics. Specifically, solid and engineered hardwood are similar in the type or class of customer that purchases these products as (1) consumers generally choose hardwood, either solid or engineered, for a specific species of wood and (2) both merchandise categories have similar retail price points. Both merchandise categories are produced using solid hardwood as the primary raw material and manufactured in a similar manner. With the exception of Bellawood, which is finished by the Company, all other solid and engineered hardwood are sold to the Company as finished products. The customer installs both products in a similar manner as both can be nailed or glued down. Both solid and engineered hardwood typically carry a limited wear warranty from 10 years (for entry-level product) to 30 years (for premium products). Bellawood products in both solid and engineered hardwood carry a 100-year, transferable limited warranty. The Company believes that the similarities of solid and engineered hardwood do not warrant disaggregating the two categories in its disclosures.

The Company further believes it continues to be appropriate to aggregate bamboo, cork and vinyl plank in its disclosure as these three merchandise categories have similar characteristics. Specifically, bamboo, cork and vinyl plank are similar in the type or class of customer that purchases these products as all three merchandise categories have similar retail price points as they all are alternatives to traditional hardwood floors. In addition, the Company purchases these three categories as finished products and bamboo, cork and vinyl plank are all primarily installed as floating floors. Bamboo, cork and vinyl plank flooring products all carry wear limited warranties ranging from 25 years (for entry-level product) to 50 years (for premium products). Bellawood bamboo products carry a 100-year, transferable limited warranty. The Company believes that the similarities of bamboo, cork and vinyl plank do not warrant disaggregating the three categories in its disclosures.

In responding to the April 22, 2015 comment letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ E. Livingston B. Haskell

E. Livingston B. Haskell

General Corporate Counsel